ADITYA BIRLA GROUP

Ref: AM:PVK:2543:2007 *Date:- 5th March, 2007*

07021648

SUPPL

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Please find enclosed herewith 3 (Three) Printed Copies of the Notice convening an Extra Ordinary General Meeting of the Members of the Company to be held at Ravindra Natya Mandir, P. L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai 400 025, on Wednesday, the 28th March, 2007 at 11.00 A.M., for the purpose of issue of Shares/Warrants on Preferntial allotment basis.

This is for your kind information.

Thanking you,

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

NOTICE

Notice is hereby given that an Extra Ordinary General Meeting of the members of HINDALCO INDUSTRIES LIMITED shall be held at Ravindra Natya Mandir, Near Siddhivinayak Temple, Prabhadevi, Mumbai - 400 028, on Wednesday, the 28th day of March, 2007 at 11.00 AM to transact with or without modification(s) the following business :

Special Business :

1. **To consider, and if thought fit, to pass the following resolution as a Special Resolution :**

"**RESOLVED THAT** pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and pursuant to the provisions of Chapter XIII of the Securities and Exchange Board of India ("SEBI") (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines) as in force and subject to all other applicable rules, regulations and guidelines of SEBI, and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the shares of the Company are listed, and subject to requisite approvals, consents, permissions and / or sanctions if any of the SEBI, Stock Exchanges, and all other authorities as may be required and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the 'Board' which term shall be deemed to include any committee thereof which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorized to create, offer, issue and allot, from time to time in one or more tranches, upto 67,500,000 equity shares of face value of Re. 1/- each on a preferential basis to the Promoters / Promoter Group of the Company and in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the provision of Chapter XIII of the SEBI DIP Guidelines or other provisions of the law as may be prevailing at the time; provided that the price inclusive of premium on the equity shares so issued shall not be less than the minimum price arrived at in accordance with provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** the "relevant date" for the issuance of equity shares as aforesaid as per the provisions of Chapter XIII of the SEBI (DIP) Guidelines, as amended upto date, will be 30 days prior to the date of this Extra Ordinary General Meeting, i.e., February, 26, 2007."

"**RESOLVED FURTHER THAT** the equity shares allotted in terms of this resolution shall rank *pari passu* in all respects with the existing fully paid up equity shares of face value of Re. 1/- of the Company subject to the relevant provisions contained in the Articles of Association of the Company."

"**RESOLVED FURTHER THAT** the aforesaid equity shares allotted in terms of this resolution shall be subject to lock in requirements as per the provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** for the purpose of giving effect to the above, the Board be and is authorized on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of the aforesaid equity shares and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in relation to the proposed issue, offer and allotment of any of the said equity shares, utilization of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board may in its absolute discretion deem fit, without being required to seek any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorised to delegate all or any of the powers conferred by this resolution on it, to any Committee of Directors or any other Director(s) or officer(s) of the Company to give effect to the resolution."

2. **To consider, and if thought fit, to pass the following as a Special Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to provisions of Chapter XIII of the Securities and Exchange Board of India (SEBI) (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines), as in force and subject to applicable provisions of the rules, regulations and guidelines of SEBI and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the shares of the Company are listed, and subject to requisite approvals, consents, permissions and / or sanctions if any of the SEBI, Stock Exchanges and all other Appropriate Authorities and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the 'Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorized to create, offer, issue and allot, from time to time, in one or more tranches, upto 80,000,000 warrants on a preferential basis to Promoters / Promoter Group of the Company entitling the holder of each warrant to apply for and obtain allotment of one equity share against such warrant (hereinafter referred to as the "Warrants") , in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the SEBI (DIP) Guidelines or other provisions of the law as may be prevailing at the time; provided that the minimum price of the Warrants so issued shall not be less than the price arrived at in accordance with provisions of Chapter XIII of SEBI (DIP) Guidelines.

"**RESOLVED FURTHER THAT** the relevant date for the preferential issue of Warrants, as per the SEBI (DIP) Guidelines, as amended up to date, for the determination of applicable price for the issue of the abovementioned Warrants will also be 30 days prior to the date of this Extra Ordinary General Meeting i.e February, 26, 2007."

the Company subject to the relevant provisions contained in the Articles of Association of the Company."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of aforesaid Warrants and listing of the Equity Shares on conversion with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in relation to the proposed issue, offer and allotment of any of the said Warrants utilization of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board in its absolute discretion may deem fit, without being required to seek any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers conferred by this resolution on it, to any Committee of Directors any other Director(s) or officer(s) of the Company to give effect to the aforesaid resolution."

By Order of the Board
For Hindalco Industries Limited

Place : Mumbai
Date : 2nd March 2007.

Anil Malik
Company Secretary

NOTES:

A. Explanatory Statement as required under Section 173(2) of the Companies Act, 1956 is annexed hereto.

B. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

C. The instrument appointing a proxy must be deposited with the Company at its Registered Office not less than 48 hours before the time for holding the Meeting.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956.

Item Nos. 1 and 2

To exploit the emerging global and domestic opportunities, the Company has undertaken various expansion and greenfield projects aimed at taking the Company to the league of top 10 producers of alumina and aluminium in the World.

The Company is exploring various options of raising finance to meet its capital expenditure requirements and to further consolidate the financial structure of the Company and augment its long-term financial resources following the impending acquisition of Novelis Inc., a Company incorporated in Cananda having operations in 11 countries and a global leader in aluminium rolled products. One such option considered appropriate under the current circumstances is the issue of securities to Promoters/Promoter Group on a preferential basis in the following manner:

1. Issuance of upto 67,500,000 equity shares of Re. 1/- each on a preferential basis to the Promoters / Promoters Group in accordance with the provisions of Chapter XIII of the Securities and Exchange Board of India (Disclosure & Investor Protection) Guidelines, 2000 (SEBI (DIP) Guidelines).

2. Issuance of upto 80,000,000 warrants on a preferential basis to the Promoters / Promoters Group entitling the holder of each warrant to apply for and obtain allotment of one equity share against such warrant in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines (the "Warrants").

The details of the issue and other particulars as required in the Preferential Issue Guidelines in relation to the resolutions proposed under Item No 1 and 2 are given as under:

i. **Objects of the Issue:**

To meet the capital expenditure programme of the Company as also to augment long term financial resources of the Company.

ii. **Securities to be issued:**

The resolutions set out at Item No. 1 and 2 of the accompanying Notice are enabling resolutions, entitling the Board to issue to the Promoters / Promoter Group equity shares and Warrants entitling the holder of warrant to apply for and obtain allotment of equity shares in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines.

iii. **Relevant Date :**

"The Relevant Date for the purpose of determining the price of the shares in accordance with the pricing method given in Chapter XIII of SEBI (DIP) Guidelines will be February 26, 2007.

iv. **Terms of Issue of Warrants to Promoters:**

1 The proposed allottes of warrants shall, on the date of allotment, pay an amount equivalent to at least 10 % of the total consideration per warrant.

2. The holders of each Warrants will be entitled to apply for and obtain allotment of one equity share against such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. At the time of exercise of entitlement, the warrant holder shall pay the balance of the consideration towards the subscription to each equity share.

3 If the entitlement against the Warrants to apply for the equity shares is not exercised within the aforesaid period, the entitlement of the Warrant holders to apply for equity shares of the Company alongwith the rights attached thereto shall expire and any amount paid on such convertible Warrants shall stand forfeited.

4 Upon receipt of the requisite payment as above, the Board (or a Committee thereof) shall allot one equity share per Warrant by appropriating Rs. 1/- towards equity share capital and the balance amount paid against each Warrant, towards the securities premium.

5 The Warrant by itself till converted into equity shares, does not give to the holder(s) thereof any rights of the shareholders of the Company.

of Association of the Company.

v. **Lock-in:**

The equity shares and warrants issued under the above Preferential Issue shall be locked-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of option attached to Warrants, shall be reduced to the extent the Warrants have already been locked-in.

vi. **Particulars of subscribers to equity shares and Warrants:**

The Promoter group company viz. IGH Holdings Private Limited intend to subscribe to 67,500,000 equity shares and 80,000,000 warrants under this Preferential Issue.

vii. **Under subscription, if any** :

Any of the Warrants issued as above, that may remain unsubscribed for any reason whatsoever, may be offered and allotted by the Board in its absolute discretion to any person / entity / investor controlled by the promoter Group, on the same terms and conditions.

viii. **Shareholding Pattern:**

The Shareholding patterns giving the present position as also considering full allotment to Promoters in terms of Resolution 1 and full allotment of warrants to promoters in terms of and equity shares arising out of the conversion thereof, as per Resolution 2 of the Notice are given below:

			Post Allotment holding			
	Pre allotment holding		after allotment of Equity Shares		after allotment of Equity Shares & & exercise of warrants	
Category of shareholders	Total Number of Shares@	%age of Total Voting Rights#	Total Number of Shares@	%age of Total Voting Rights#	Total Number of Shares@	%age of Total Voting Rights#
Promoters and Promoters Group	313,651,978	26.59	381,151,978	31.05	461,151,978	35.68
Mutual funds/ UTI	41,913,408	3.73	41,913,408	3.50	41,913,408	3.27
Financial institutions/ Banks	131,136,992	11.23	131,136,992	10.55	131,136,992	9.84
Foreign institution investors	218,164,514	19.44	218,164,514	18.26	218,164,514	17.03
Non Resident individuals/ OCB	56,661,847	4.97	56,661,847	4.67	56,661,847	4.35
Resident individuals/other	279,783,388	23.66	279,783,388	22.22	279,783,388	20.73
GDRs	117,956,874	10.39	117,956,874	9.75	117,956,874	9.10
TOTAL	**1,159,269,001**	**100.00**	**1,226,769,001**	**100.00**	**1,306,769,001**	**100.00**

The percentage of post prefential issue capital that may be held by the proposed allottees is as follows :

Name of the proposed allottee	Shares held pre allotment		Shares held post allotment of equity shares & conversion of warrants	
	Total no. of shares @	Percentage of total voting rights #	Total no. of shares @	Percentage of total voting rights #
IGH Holdings Private Limited	16,640,330	0.84%	164,140,330	9.93%

@ includes partly-paid-up shares

The voting right is reckoned at the time of polling i.e. proportionate to the paid-up value of the share. Post allotment holding percentage is taken considering that the paid-up status of all partly paid up shares will remain the same and that the right attached to warrants is fully exercised.

ix. **Currency of Resolution**:

The Company shall complete the allotment(s) of equity shares and warrants as aforesaid on or before the expiry of 15 days from the date of passing the resolution of the shareholders granting consent for preferential issue. In case the allotment is pending on account of pendency of any approval of such allotment by any regulatory authority, then the allotment shall be completed within 15 days of such approval.

The certificate of the Auditors to the effect that the present preferential allotment is being made in accordance with the guidelines for Preferential issues under SEBI Guideline shall be placed at the meeting.

Your Directors therefore recommend the resolutions for your approval.

None of the Directors is in any way concerned or interested in the above referred Resolutions except Mr. K M Birla and Mrs. Rajashree Birla being associated with the Promoter Company(ies)/Promoter Group.

By Order of the Board
For Hindalco Industries Ltd

Place : Mumbai
Date : 2nd March 2007.

Anil Malik
Company Secretary

PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Folio No:
No. of shares held:

I/We...of......................being a Member/Members of the above named Company, hereby appoint Mr/Ms...of....................... or failing him Mr/Ms...of.......................or failing him Mr/Ms..of..........................as my/our proxy to vote for me/us on my/our behalf at the Extra Ordinary General Meeting of the Company to be held on Wednesday, the 28th March, 2007, at 11.00 A.M. and any adjournment thereof.

As witness my/our hand(s) this ....day of.......................2007.

Affix Re. 1/- Revenue Stamp Here

Signature......................

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

BOOK-POST

If undelivered, please return to:

HINDALCO INDUSTRIES LIMITED

AHURA CENTRE, 'B' WING, 1ST FLOOR, 82 MAHAKALI CAVES ROAD, ANDHERI (E), MUMBAI - 400 093.

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

NOTICE

Notice is hereby given that an Extra Ordinary General Meeting of the members of HINDALCO INDUSTRIES LIMITED shall be held at Ravindra Natya Mandir, Near Siddhivinayak Temple, Prabhadevi, Mumbai - 400 028, on Wednesday, the 28th day of March, 2007 at 11.00 AM to transact with or without modification(s) the following business :

Special Business :

1. **To consider, and if thought fit, to pass the following resolution as a Special Resolution :**

"**RESOLVED THAT** pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and pursuant to the provisions of Chapter XIII of the Securities and Exchange Board of India ("SEBI") (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines) as in force and subject to all other applicable rules, regulations and guidelines of SEBI, and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the shares of the Company are listed, and subject to requisite approvals, consents, permissions and / or sanctions if any of the SEBI, Stock Exchanges, and all other authorities as may be required and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the 'Board' which term shall be deemed to include any committee thereof which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorized to create, offer, issue and allot, from time to time in one or more tranches, upto 67,500,000 equity shares of face value of Re. 1/- each on a preferential basis to the Promoters / Promoter Group of the Company and in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the provision of Chapter XIII of the SEBI DIP Guidelines or other provisions of the law as may be prevailing at the time; provided that the price inclusive of premium on the equity shares so issued shall not be less than the minimum price arrived at in accordance with provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** the "relevant date" for the issuance of equity shares as aforesaid as per the provisions of Chapter XIII of the SEBI (DIP) Guidelines, as amended upto date, will be 30 days prior to the date of this Extra Ordinary General Meeting, i.e., February, 26, 2007."

"**RESOLVED FURTHER THAT** the equity shares allotted in terms of this resolution shall rank *pari passu* in all respects with the existing fully paid up equity shares of face value of Re. 1/- of the Company subject to the relevant provisions contained in the Articles of Association of the Company."

"**RESOLVED FURTHER THAT** the aforesaid equity shares allotted in terms of this resolution shall be subject to lock in requirements as per the provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** for the purpose of giving effect to the above, the Board be and is authorized on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of the aforesaid equity shares and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in relation to the proposed issue, offer and allotment of any of the said equity shares, utilization of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board may in its absolute discretion deem fit, without being required to seek any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorised to delegate all or any of the powers conferred by this resolution on it, to any Committee of Directors or any other Director(s) or officer(s) of the Company to give effect to the resolution."

2. **To consider, and if thought fit, to pass the following as a Special Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to provisions of Chapter XIII of the Securities and Exchange Board of India (SEBI) (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines), as in force and subject to applicable provisions of the rules, regulations and guidelines of SEBI and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the shares of the Company are listed, and subject to requisite approvals, consents, permissions and / or sanctions if any of the SEBI, Stock Exchanges and all other Appropriate Authorities and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the 'Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorized to create, offer, issue and allot, from time to time, in one or more tranches, upto 80,000,000 warrants on a preferential basis to Promoters / Promoter Group of the Company entitling the holder of each warrant to apply for and obtain allotment of one equity share against such warrant (hereinafter referred to as the "Warrants") , in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the SEBI (DIP) Guidelines or other provisions of the law as may be prevailing at the time; provided that the minimum price of the Warrants so issued shall not be less than the price arrived at in accordance with provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** the relevant date for the preferential issue of Warrants, as per the SEBI (DIP) Guidelines, as amended up to date, for the determination of applicable price for the issue of the abovementioned Warrants will also be 30 days prior to the date of this Extra Ordinary General Meeting i.e February, 26, 2007."

the Company subject to the relevant provisions contained in the Articles of Association of the Company."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of aforesaid Warrants and listing of the Equity Shares on conversion with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in relation to the proposed issue, offer and allotment of any of the said Warrants utilization of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board in its absolute discretion may deem fit, without being required to seek any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers conferred by this resolution on it, to any Committee of Directors any other Director(s) or officer(s) of the Company to give effect to the aforesaid resolution."

By Order of the Board
For Hindalco Industries Limited

Place : Mumbai
Date : 2nd March 2007.

Anil Malik
Company Secretary

NOTES:

A. Explanatory Statement as required under Section 173(2) of the Companies Act, 1956 is annexed hereto.

B. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

C. The instrument appointing a proxy must be deposited with the Company at its Registered Office not less than 48 hours before the time for holding the Meeting.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956.

Item Nos. 1 and 2

To exploit the emerging global and domestic opportunities, the Company has undertaken various expansion and greenfield projects aimed at taking the Company to the league of top 10 producers of alumina and aluminium in the World.

The Company is exploring various options of raising finance to meet its capital expenditure requirements and to further consolidate the financial structure of the Company and augment its long-term financial resources following the impending acquisition of Novelis Inc., a Company incorporated in Cananda having operations in 11 countries and a global leader in aluminium rolled products. One such option considered appropriate under the current circumstances is the issue of securities to Promoters/Promoter Group on a preferential basis in the following manner:

1. Issuance of upto 67,500,000 equity shares of Re. 1/- each on a preferential basis to the Promoters / Promoters Group in accordance with the provisions of Chapter XIII of the Securities and Exchange Board of India (Disclosure & Investor Protection) Guidelines, 2000 (SEBI (DIP) Guidelines).

2. Issuance of upto 80,000,000 warrants on a preferential basis to the Promoters / Promoters Group entitling the holder of each warrant to apply for and obtain allotment of one equity share against such warrant in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines (the "Warrants").

The details of the issue and other particulars as required in the Preferential Issue Guidelines in relation to the resolutions proposed under Item No 1 and 2 are given as under:

i. **Objects of the Issue:**

To meet the capital expenditure programme of the Company as also to augment long term financial resources of the Company.

ii. **Securities to be issued:**

The resolutions set out at Item No. 1 and 2 of the accompanying Notice are enabling resolutions, entitling the Board to issue to the Promoters / Promoter Group equity shares and Warrants entitling the holder of warrant to apply for and obtain allotment of equity shares in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines.

iii. **Relevant Date :**

"The Relevant Date for the purpose of determining the price of the shares in accordance with the pricing method given in Chapter XIII of SEBI (DIP) Guidelines will be February 26, 2007.

iv. **Terms of Issue of Warrants to Promoters:**

1 The proposed allottes of warrants shall, on the date of allotment, pay an amount equivalent to at least 10 % of the total consideration per warrant.

2. The holders of each Warrants will be entitled to apply for and obtain allotment of one equity share against such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. At the time of exercise of entitlement, the warrant holder shall pay the balance of the consideration towards the subscription to each equity share.

3 If the entitlement against the Warrants to apply for the equity shares is not exercised within the aforesaid period, the entitlement of the Warrant holders to apply for equity shares of the Company alongwith the rights attached thereto shall expire and any amount paid on such convertible Warrants shall stand forfeited.

4 Upon receipt of the requisite payment as above, the Board (or a Committee thereof) shall allot one equity share per Warrant by appropriating Rs. 1/- towards equity share capital and the balance amount paid against each Warrant, towards the securities premium.

5 The Warrant by itself till converted into equity shares, does not give to the holder(s) thereof any rights of the shareholders of the Company.

of Association of the Company.

v. **Lock-in:**

The equity shares and warrants issued under the above Preferential Issue shall be locked-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of option attached to Warrants, shall be reduced to the extent the Warrants have already been locked-in.

vi. **Particulars of subscribers to equity shares and Warrants:**

The Promoter group company viz. IGH Holdings Private Limited intend to subscribe to 67,500,000 equity shares and 80,000,000 warrants under this Preferential Issue.

vii. **Under subscription, if any** :

Any of the Warrants issued as above, that may remain unsubscribed for any reason whatsoever, may be offered and allotted by the Board in its absolute discretion to any person / entity / investor controlled by the promoter Group, on the same terms and conditions.

viii. **Shareholding Pattern:**

The Shareholding patterns giving the present position as also considering full allotment to Promoters in terms of Resolution 1 and full allotment of warrants to promoters in terms of and equity shares arising out of the conversion thereof, as per Resolution 2 of the Notice are given below:

			Post Allotment holding			
	Pre allotment holding		after allotment of Equity Shares		after allotment of Equity Shares & & exercise of warrants	
Category of shareholders	Total Number of Shares@	%age of Total Voting Rights#	Total Number of Shares@	%age of Total Voting Rights#	Total Number of Shares@	%age of Total Voting Rights#
Promoters and Promoters Group	313,651,978	26.59	381,151,978	31.05	461,151,978	35.68
Mutual funds/ UTI	41,913,408	3.73	41,913,408	3.50	41,913,408	3.27
Financial institutions/ Banks	131,136,992	11.23	131,136,992	10.55	131,136,992	9.84
Foreign institution investors	218,164,514	19.44	218,164,514	18.26	218,164,514	17.03
Non Resident individuals/ OCB	56,661,847	4.97	56,661,847	4.67	56,661,847	4.35
Resident individuals/other	279,783,388	23.66	279,783,388	22.22	279,783,388	20.73
GDRs	117,956,874	10.39	117,956,874	9.75	117,956,874	9.10
TOTAL	**1,159,269,001**	**100.00**	**1,226,769,001**	**100.00**	**1,306,769,001**	**100.00**

The percentage of post prefential issue capital that may be held by the proposed allottees is as follows :

Name of the proposed allottee	Shares held pre allotment		Shares held post allotment of equity shares & conversion of warrants	
	Total no. of shares @	Percentage of total voting rights #	Total no. of shares @	Percentage of total voting rights #
IGH Holdings Private Limited	16,640,330	0.84%	164,140,330	9.93%

@ includes partly-paid-up shares

The voting right is reckoned at the time of polling i.e. proportionate to the paid-up value of the share. Post allotment holding percentage is taken considering that the paid-up status of all partly paid up shares will remain the same and that the right attached to warrants is fully exercised.

ix. **Currency of Resolution**:

The Company shall complete the allotment(s) of equity shares and warrants as aforesaid on or before the expiry of 15 days from the date of passing the resolution of the shareholders granting consent for preferential issue. In case the allotment is pending on account of pendency of any approval of such allotment by any regulatory authority, then the allotment shall be completed within 15 days of such approval.

The certificate of the Auditors to the effect that the present preferential allotment is being made in accordance with the guidelines for Preferential issues under SEBI Guideline shall be placed at the meeting.

Your Directors therefore recommend the resolutions for your approval.

None of the Directors is in any way concerned or interested in the above referred Resolutions except Mr. K M Birla and Mrs. Rajashree Birla being associated with the Promoter Company(ies)/Promoter Group.

By Order of the Board
For Hindalco Industries Ltd

Place : Mumbai
Date : 2nd March 2007.

Anil Malik
Company Secretary

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Folio No:
No. of shares held:

I/We...of......................being a Member/Members of the above named Company, hereby appoint Mr/Ms...of........................ or failing him Mr/Ms...of.....................or failing him Mr/Ms..of........................as my/our proxy to vote for me/us on my/our behalf at the Extra Ordinary General Meeting of the Company to be held on Wednesday, the 28th March, 2007, at 11.00 A.M. and any adjournment thereof.

As witness my/our hand(s) this ....day of......................2007.

Affix
Re. 1/-
Revenue Stamp
Here

Signature.....................

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

BOOK-POST

If undelivered, please return to:

HINDALCO INDUSTRIES LIMITED

AHURA CENTRE, 'B' WING, 1ST FLOOR, 82 MAHAKALI CAVES ROAD, ANDHERI (E), MUMBAI - 400 093.

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

NOTICE

Notice is hereby given that an Extra Ordinary General Meeting of the members of HINDALCO INDUSTRIES LIMITED shall be held at Ravindra Natya Mandir, Near Siddhivinayak Temple, Prabhadevi, Mumbai - 400 028, on Wednesday, the 28th day of March, 2007 at 11.00 AM to transact with or without modification(s) the following business :

Special Business :

1. **To consider, and if thought fit, to pass the following resolution as a Special Resolution :**

"**RESOLVED THAT** pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and pursuant to the provisions of Chapter XIII of the Securities and Exchange Board of India ("SEBI") (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines) as in force and subject to all other applicable rules, regulations and guidelines of SEBI, and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the shares of the Company are listed, and subject to requisite approvals, consents, permissions and / or sanctions if any of the SEBI, Stock Exchanges, and all other authorities as may be required and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the 'Board' which term shall be deemed to include any committee thereof which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorized to create, offer, issue and allot, from time to time in one or more tranches, upto 67,500,000 equity shares of face value of Re. 1/- each on a preferential basis to the Promoters / Promoter Group of the Company and in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the provision of Chapter XIII of the SEBI DIP Guidelines or other provisions of the law as may be prevailing at the time; provided that the price inclusive of premium on the equity shares so issued shall not be less than the minimum price arrived at in accordance with provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** the "relevant date" for the issuance of equity shares as aforesaid as per the provisions of Chapter XIII of the SEBI (DIP) Guidelines, as amended upto date, will be 30 days prior to the date of this Extra Ordinary General Meeting, i.e., February, 26, 2007."

"**RESOLVED FURTHER THAT** the equity shares allotted in terms of this resolution shall rank *pari passu* in all respects with the existing fully paid up equity shares of face value of Re. 1/- of the Company subject to the relevant provisions contained in the Articles of Association of the Company."

"**RESOLVED FURTHER THAT** the aforesaid equity shares allotted in terms of this resolution shall be subject to lock in requirements as per the provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** for the purpose of giving effect to the above, the Board be and is authorized on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of the aforesaid equity shares and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in relation to the proposed issue, offer and allotment of any of the said equity shares, utilization of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board may in its absolute discretion deem fit, without being required to seek any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorised to delegate all or any of the powers conferred by this resolution on it, to any Committee of Directors or any other Director(s) or officer(s) of the Company to give effect to the resolution."

2. **To consider, and if thought fit, to pass the following as a Special Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to provisions of Chapter XIII of the Securities and Exchange Board of India (SEBI) (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines), as in force and subject to applicable provisions of the rules, regulations and guidelines of SEBI and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the shares of the Company are listed, and subject to requisite approvals, consents, permissions and / or sanctions if any of the SEBI, Stock Exchanges and all other Appropriate Authorities and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission, and / or sanction and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the 'Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorized to create, offer, issue and allot, from time to time, in one or more tranches, upto 80,000,000 warrants on a preferential basis to Promoters / Promoter Group of the Company entitling the holder of each warrant to apply for and obtain allotment of one equity share against such warrant (hereinafter referred to as the "Warrants") , in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the SEBI (DIP) Guidelines or other provisions of the law as may be prevailing at the time; provided that the minimum price of the Warrants so issued shall not be less than the price arrived at in accordance with provisions of Chapter XIII of SEBI (DIP) Guidelines."

"**RESOLVED FURTHER THAT** the relevant date for the preferential issue of Warrants, as per the SEBI (DIP) Guidelines, as amended up to date, for the determination of applicable price for the issue of the abovementioned Warrants will also be 30 days prior to the date of this Extra Ordinary General Meeting i.e February, 26, 2007."

the Company subject to the relevant provisions contained in the Articles of Association of the Company."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized on behalf of the Company to take all actions and do all such deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient to the issue or allotment of aforesaid Warrants and listing of the Equity Shares on conversion with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in relation to the proposed issue, offer and allotment of any of the said Warrants utilization of the issue proceeds and to do all acts, deeds and things in connection therewith and incidental thereto as the Board in its absolute discretion may deem fit, without being required to seek any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers conferred by this resolution on it, to any Committee of Directors any other Director(s) or officer(s) of the Company to give effect to the aforesaid resolution."

By Order of the Board
For Hindalco Industries Limited

Place : Mumbai
Date : 2nd March 2007.

Anil Malik
Company Secretary

NOTES:

A. Explanatory Statement as required under Section 173(2) of the Companies Act, 1956 is annexed hereto.

B. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

C. The instrument appointing a proxy must be deposited with the Company at its Registered Office not less than 48 hours before the time for holding the Meeting.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956.

Item Nos. 1 and 2

To exploit the emerging global and domestic opportunities, the Company has undertaken various expansion and greenfield projects aimed at taking the Company to the league of top 10 producers of alumina and aluminium in the World.

The Company is exploring various options of raising finance to meet its capital expenditure requirements and to further consolidate the financial structure of the Company and augment its long-term financial resources following the impending acquisition of Novelis Inc., a Company incorporated in Cananda having operations in 11 countries and a global leader in aluminium rolled products. One such option considered appropriate under the current circumstances is the issue of securities to Promoters/Promoter Group on a preferential basis in the following manner:

1. Issuance of upto 67,500,000 equity shares of Re. 1/- each on a preferential basis to the Promoters / Promoters Group in accordance with the provisions of Chapter XIII of the Securities and Exchange Board of India (Disclosure & Investor Protection) Guidelines, 2000 (SEBI (DIP) Guidelines).

2. Issuance of upto 80,000,000 warrants on a preferential basis to the Promoters / Promoters Group entitling the holder of each warrant to apply for and obtain allotment of one equity share against such warrant in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines (the "Warrants").

The details of the issue and other particulars as required in the Preferential Issue Guidelines in relation to the resolutions proposed under Item No 1 and 2 are given as under:

i. **Objects of the issue:**

To meet the capital expenditure programme of the Company as also to augment long term financial resources of the Company.

ii. **Securities to be issued:**

The resolutions set out at Item No. 1 and 2 of the accompanying Notice are enabling resolutions, entitling the Board to issue to the Promoters / Promoter Group equity shares and Warrants entitling the holder of warrant to apply for and obtain allotment of equity shares in such manner and on such price, terms and conditions as may be determined by the Board in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines.

iii. **Relevant Date** :

"The Relevant Date for the purpose of determining the price of the shares in accordance with the pricing method given in Chapter XIII of SEBI (DIP) Guidelines will be February 26, 2007.

iv. **Terms of Issue of Warrants to Promoters:**

1 The proposed allottes of warrants shall, on the date of allotment, pay an amount equivalent to at least 10 % of the total consideration per warrant.

2. The holders of each Warrants will be entitled to apply for and obtain allotment of one equity share against such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. At the time of exercise of entitlement, the warrant holder shall pay the balance of the consideration towards the subscription to each equity share.

3 If the entitlement against the Warrants to apply for the equity shares is not exercised within the aforesaid period, the entitlement of the Warrant holders to apply for equity shares of the Company alongwith the rights attached thereto shall expire and any amount paid on such convertible Warrants shall stand forfeited.

4 Upon receipt of the requisite payment as above, the Board (or a Committee thereof) shall allot one equity share per Warrant by appropriating Rs. 1/- towards equity share capital and the balance amount paid against each Warrant, towards the securities premium.

5 The Warrant by itself till converted into equity shares, does not give to the holder(s) thereof any rights of the shareholders of the Company.

of Association of the Company.

v. **Lock-in:**

The equity shares and warrants issued under the above Preferential Issue shall be locked-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of option attached to Warrants, shall be reduced to the extent the Warrants have already been locked-in.

vi. **Particulars of subscribers to equity shares and Warrants:**

The Promoter group company viz. IGH Holdings Private Limited intend to subscribe to 67,500,000 equity shares and 80,000,000 warrants under this Preferential Issue.

vii. **Under subscription, if any:**

Any of the Warrants issued as above, that may remain unsubscribed for any reason whatsoever, may be offered and allotted by the Board in its absolute discretion to any person / entity / investor controlled by the promoter Group, on the same terms and conditions.

viii. **Shareholding Pattern:**

The Shareholding patterns giving the present position as also considering full allotment to Promoters in terms of Resolution 1 and full allotment of warrants to promoters in terms of and equity shares arising out of the conversion thereof, as per Resolution 2 of the Notice are given below:

			Post Allotment holding			
	Pre allotment holding		after allotment of Equity Shares		after allotment of Equity Shares & & exercise of warrants	
Category of shareholders	Total Number of Shares@	%age of Total Voting Rights#	Total Number of Shares@	%age of Total Voting Rights#	Total Number of Shares@	%age of Total Voting Rights#
Promoters and Promoters Group	313,651,978	26.59	381,151,978	31.05	461,151,978	35.68
Mutual funds/ UTI	41,913,408	3.73	41,913,408	3.50	41,913,408	3.27
Financial institutions/ Banks	131,136,992	11.23	131,136,992	10.55	131,136,992	9.84
Foreign institution investors	218,164,514	19.44	218,164,514	18.26	218,164,514	17.03
Non Resident individuals/ OCB	56,661,847	4.97	56,661,847	4.67	56,661,847	4.35
Resident individuals/other	279,783,388	23.66	279,783,388	22.22	279,783,388	20.73
GDRs	117,956,874	10.39	117,956,874	9.75	117,956,874	9.10
TOTAL	**1,159,269,001**	**100.00**	**1,226,769,001**	**100.00**	**1,306,769,001**	**100.00**

The percentage of post prefential issue capital that may be held by the proposed allottees is as follows :

Name of the proposed allottee	Shares held pre allotment		Shares held post allotment of equity shares & conversion of warrants	
	Total no. of shares @	Percentage of total voting rights #	Total no. of shares @	Percentage of total voting rights #
IGH Holdings Private Limited	16,640,330	0.84%	164;140,330	9.93%

@ includes partly-paid-up shares

The voting right is reckoned at the time of polling i.e. proportionate to the paid-up value of the share. Post allotment holding percentage is taken considering that the paid-up status of all partly paid up shares will remain the same and that the right attached to warrants is fully exercised.

ix. **Currency of Resolution:**

The Company shall complete the allotment(s) of equity shares and warrants as aforesaid on or before the expiry of 15 days from the date of passing the resolution of the shareholders granting consent for preferential issue. In case the allotment is pending on account of pendency of any approval of such allotment by any regulatory authority, then the allotment shall be completed within 15 days of such approval.

The certificate of the Auditors to the effect that the present preferential allotment is being made in accordance with the guidelines for Preferential issues under SEBI Guideline shall be placed at the meeting.

Your Directors therefore recommend the resolutions for your approval.

None of the Directors is in any way concerned or interested in the above referred Resolutions except Mr. K M Birla and Mrs. Rajashree Birla being associated with the Promoter Company(ies)/Promoter Group.

By Order of the Board
For Hindalco Industries Ltd

Place : Mumbai
Date : 2nd March 2007.

Anil Malik
Company Secretary

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Folio No:	
No. of shares held:	

I/We..of.....................being a Member/Members of the above named Company, hereby appoint Mr/Ms...of........................ or failing him Mr/Ms...of.....................or failing him Mr/Ms...of.........................as my/our proxy to vote for me/us on my/our behalf at the Extra Ordinary General Meeting of the Company to be held on Wednesday, the 28th March, 2007, at 11.00 A.M. and any adjournment thereof.

As witness my/our hand(s) this ....day of.....................2007.

Affix
Re. 1/-
Revenue Stamp
Here

Signature.....................

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

BOOK-POST

If undelivered, please return to:

HINDALCO INDUSTRIES LIMITED

AHURA CENTRE, 'B' WING, 1ST FLOOR, 82 MAHAKALI CAVES ROAD, ANDHERI (E), MUMBAI - 400 093.

END